UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18 )*

AMREP CORPORATION
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
032159105
(CUSIP Number)
Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034
(215) 643-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS Nicholas G. Karabots

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,291,198

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,291,198

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,291,198

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 9 Pages

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS Glendi Publications, Inc. 59-2235938

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,391,180

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,391,180

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,391,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 3 of 9 Pages

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS Kappa Media Group, Inc. 23-3047713

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		410,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		410,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	410,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 4 of 9 Pages

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS The Karabots Foundation 23-2939856

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		481,728

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		481,728

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	481,728

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 5 of 9 Pages

CUSIP No.	032159105
This Amendment No. 18 to Schedule 13D (“Amendment No. 18”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the Common Stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Corporation”). The Statement has been previously amended by Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 18 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 18.
Item 1. Security and Issuer.
There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 18.
Item 2. Identity and Background.
There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 18.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 3 to read as follows:
It is anticipated that funding for the Proposed Acquisition (as defined in Item 4 below) will be in the form of cash contributed to the acquisition vehicle formed by Mr. Karabots. The description of the Proposed Acquisition set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction.
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
Mr. Karabots has acquired all of the shares reported on this Statement as an investment through open market purchases and previously reported privately negotiated transactions. Mr. Karabots now beneficially owns approximately 59.6% of the outstanding Common Stock through direct and indirect holdings.
On September 8, 2010, Mr. Karabots delivered to the Board of Directors of the Corporation a non-binding proposal (the “Proposal Letter”) to acquire all of the outstanding shares of the Corporation’s Common Stock that are not currently owned by Mr. Karabots at a proposed price of $12.00 per share in cash (the “Proposed Acquisition”).
There can be no assurance that any agreement for the Proposed Acquisition will be reached or that the Proposed Acquisition will be approved or consummated. Furthermore, there can be no assurance regarding the timing of the Proposed Acquisition or whether Mr. Karabots will elect to pursue any alternative transactions, or that any alternative transaction will be approved or consummated.
A copy of the Proposal Letter is filed as Exhibit 7.01 to this Amendment No. 18 and is incorporated by reference into this Item 4.

Page 6 of 9 Pages

CUSIP No.	032159105
Additionally, as a significant shareholder, Mr. Karabots may suggest business strategies to the Corporation which might include acquisitions, dispositions, sales of other transfers of a material amount of assets of the Corporation or any of its subsidiaries, material changes in capitalization, dividend policies, or the composition of the Board of Directors of the Corporation in the future. Also, in the event that the Proposed Acquisition is not completed, Mr. Karabots intends to review his ownership position in the Corporation from time to time and may, depending upon his evaluation of the Corporation’s business and prospects, and upon future developments including, but not limited to, the receptiveness of the Board of Directors of the Corporation to his proposals, general economic conditions, and on the results of any negotiations with the Board of Directors of the Corporation, determine to cease buying shares of the Corporation or to increase or decrease his ownership position in the Corporation.
As of January 7, 2008, the Foundation had deposited for sale 447,165 shares of Common Stock with J.P. Morgan Securities, Inc. (“JPMSI”) pursuant to a plan of disposition (the “10b-5-1 Plan”) adopted in accordance with rule 10b-5-1 of the Securities Exchange Act of 1934 and in accordance with Section 4943 of the Internal Revenue Code of 1986 regarding the disposition of excessive business holdings. On March 24, 2008, JPMSI began effectuating the sales of shares of Common Stock pursuant to the 10b-5-1 Plan. To date, a total of 98,437 shares have been sold under the 10b-5-1 Plan.
As a member of the Corporation’s Board of Directors, Mr. Karabots is involved in such capacity in an ongoing basis in discussions amongst the members of the board and with management related to strategic planning, management succession, acquisitions, divestitures and other matters, some of which may be considered to be responsive to this Item 4.
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Amendment. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Corporation’s Common Stock or additional Corporation securities reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Corporation, anticipated future developments concerning the Corporation, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Corporation in the open market, in privately negotiated transactions (which may be with the Corporation or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Corporation or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended by deleting the paragraphs (a) and (b) thereof and substituting therefore the following:
(a) Mr. Karabots beneficially owns all of the 3,574,106 shares of the Common Stock reported on this Statement, which shares represent approximately 59.6% of the outstanding shares of the Common Stock.* Mr. Karabots beneficially owns 1,291,198 of the outstanding shares of the Common Stock directly; 1,391,180 of such shares indirectly through Glendi; 410,000 of such shares indirectly through Kappa, and the remaining 481,728 of such shares indirectly through the Foundation. Mr. Karabots does not have a pecuniary interest in the shares held by the Foundation.
(b) Mr. Karabots has sole voting and sole dispositive power as to the following: the 1,291,198 outstanding shares of the Common Stock that he owns directly; the 1,391,180 of such shares of the Common Stock owned indirectly through Glendi; the 410,000 of such shares of the Common Stock owned indirectly through Kappa; and the 481,728 of such shares owned by the Foundation, as reported on this Statement. In addition, 500 of the shares of Common Stock beneficially owned by Mr. Karabots represent options to purchase Common Stock issued under the Corporation’s Non-Employee Directors Option Plan which are currently exercisable.

*	The percentage of outstanding shares of Common Stock was calculated with reference to 5,996,212 shares outstanding as of July 30, 2010, as reported in the Corporation’s Proxy Statement filed with the Securities Exchange Commission on August 17, 2010.

Page 7 of 9 Pages

CUSIP No.	032159105
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 6 to read as follows:
The information set forth or incorporated by reference in Items 3 and 4 related to the Proposed Acquisition are incorporated by reference in their entirety into this Item 6.
Item 7. Material to Be Filed as Exhibits.
Exhibit 7.01 Proposal Letter submitted to the Corporation by Nicholas G. Karabots on September 8, 2010.

Page 8 of 9 Pages

CUSIP No.	032159105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2010	/s/ Nicholas G. Karabots
Nicholas G. Karabots

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2010	GLENDI PUBLICATIONS, INC.
/s/ Nicholas G. Karabots
	Name:	Nicholas G. Karabots
	Title:	Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2010	KAPPA MEDIA GROUP, INC.
/s/ Nicholas G. Karabots
	Name:	Nicholas G. Karabots
	Title:	Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2010	THE KARABOTS FOUNDATION
/s/ Nicholas G. Karabots
	Name:	Nicholas G. Karabots
	Title:	President

Page 9 of 9 Pages